

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

<u>Via E-mail</u>
Mr. Martin O'Grady
Chief Financial Officer
Orient-Express Hotels LTD.
22 Victoria Street
P.O. Box HM 1179
Hamilton HMEX, Bermuda

    Re: Orient-Express Hotels LTD.
            Form 10-K for the year ended December 31, 2010
            Filed February 25, 2011
            File No. 1-16017

Dear Mr. O'Grady:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>General</u>

1.   In future filings, please provide SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION under Rule 5-04 of Regulation S-X.

Item 1A. Risk Factors, page 25

2. We note your disclosure related to the El Encanto in Santa Barbara which was originally anticipated to reopen in 2008 after extensive renovations. Your disclosure indicates that the reopening of the hotel is now been delayed until at least 2012 and that there have been difficulties related to obtaining needed financing for this hotel. Please give us a better understanding of the nature of the financing situation. Additionally, help us to understand how you have accounted for this hotel property and whether or not you had operated it prior to its closing in 2006. In your response, please tell us how your assumptions have been affected within your impairment analyses given the delays, the economic environment and the difficulties in getting financing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-lived assets, real estate and goodwill, page 71

3. Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charge. In responding to this comment, please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing which compares the fair value of the reporting unit with its carrying amount, including goodwill:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements

Summary of Significant Accounting Policies and Basis of Presentation

Real Estate Revenue Recognition, page 86

4. We note that you started to recognize revenues from condo sales on the Porto Cupecoy development. Please tell us and disclose what method of revenue recognition you have applied to your sale of residential condominiums and how you have complied with section 360-20-40-50 of the Accounting Standards Codification. In your response, please tell us how you can reasonably estimate aggregate sales proceeds given the environmental and demand factors that have led to impairments of $37 million and $25 million in 2011 and 2010, respectively.

Investments, page 90

5. Please expand your disclosure to state your policy for reviewing your investments in unconsolidated companies for impairment. In your response, please tell us what consideration you have given to the fact that the two unconsolidated joint ventures you discuss on page 31 have debt compliance issues.

Share-based compensation plans, page 129

6. We note your 93% assumption for expected share price volatility for 2010. Please help us understand why this assumption is significantly higher than the assumptions for 2010 utilized as disclosed on pages 126 and 128.

Form 10-K/A for the year ended December 31, 2010

Financial Statements of Hotel Ritz Madrid S.A.

7. Please provide a summary of your significance testing related to evaluating the Hotel Ritz Madrid S.A. under Rule 3-09 of Regulation S-X.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F Telewicz Jr.

Robert F Telewicz Jr.
Senior Staff Accountant